 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 12, 1994
                                                       REGISTRATION NO. 33-49719
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                       PRE-EFFECTIVE AMENDMENT NO. 3
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                          CAPITAL HOLDING CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ----------------

                DELAWARE                               51-0108922
    (STATE OR OTHER JURISDICTION OF       (I.R.S. EMPLOYER IDENTIFICATION NO.)
     INCORPORATION OR ORGANIZATION)

                             CAPITAL HOLDING CENTER
                             400 WEST MARKET STREET
                           LOUISVILLE, KENTUCKY 40202
                                 (502) 560-2000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                ROBERT L. WALKER
                       SENIOR VICE PRESIDENT-FINANCE AND
                            CHIEF FINANCIAL OFFICER
                          CAPITAL HOLDING CORPORATION
                             CAPITAL HOLDING CENTER
                             400 WEST MARKET STREET
                           LOUISVILLE, KENTUCKY 40202
                                 (502) 560-3250
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                               ----------------
                                   COPIES TO:
      C. CRAIG BRADLEY, JR., ESQ.             ROBERT M. THOMAS, JR., ESQ.
           STITES & HARBISON                      SULLIVAN & CROMWELL
         400 WEST MARKET STREET                     125 BROAD STREET
       LOUISVILLE, KENTUCKY 40202               NEW YORK, NEW YORK 10004

                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement as determined in light of market conditions and other factors.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

                               ----------------
 Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus herein also relates to and describes such aggregate principal amount of debt securities as shall result in aggregate proceeds to the Registrant of $107,250,000, which debt securities are registered under Registration Statement No. 33-35006 of the Registrant.

                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                  $400,000,000

                     (CAPITAL HOLDINGS CORPORATION LOGO)

                                DEBT SECURITIES

                               ----------------

  The Company may from time to time offer Debt Securities consisting of debentures, notes, and/or other unsecured evidences of indebtedness in one or more series at an aggregate initial public offering price not to exceed $400,000,000 or its equivalent in any other currency or composite currency. The Debt Securities may be offered as separate series in amounts, at prices, and on terms to be determined at the time of sale. The accompanying Prospectus Supplement sets forth with regard to the series of Debt Securities in respect of which this Prospectus is being delivered the title, aggregate principal amount, denominations (which may be in United States dollars, in any other currency, or in a composite currency), maturity, rate, if any (which may be fixed or variable), time of payment of any interest, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price, and any other terms in connection with the offering and sale of such series of Debt Securities. All or a portion of the Debt Securities of a series may be issuable in permanent global form which will be exchangeable, subject to certain restrictions set forth herein, into definitive Debt Securities.

  The Company may sell Debt Securities to or through underwriters, and also may sell Debt Securities directly to other purchasers or through agents. Such underwriters may include Goldman, Sachs & Co. or may be a group of underwriters represented by firms which may include Goldman, Sachs & Co. Goldman, Sachs & Co. and other persons may also act as agents. The accompanying Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the series of Debt Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters, and the compensation, if any, of such underwriters or agents.

                               ----------------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE   COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
   PASSED   UPON  THE  ACCURACY   OR  ADEQUACY   OF  THIS  PROSPECTUS.   ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                              GOLDMAN, SACHS & CO.

                               ----------------

             The date of this Prospectus is                 , 1993.

FOR NORTH CAROLINA RESIDENTS ONLY: The Commissioner of Insurance of the State of North Carolina has not approved or disapproved the offering, nor has the Commissioner passed upon the accuracy or adequacy of this Prospectus.

                               ----------------

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities. This Prospectus does not contain all information set forth in the Registration Statement; certain parts are omitted in accordance with SEC regulations. Reference is hereby made to such Registration Statement and the exhibits filed as a part of it for further information on the Company and the Debt Securities.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and files reports, proxy statements, and other information under the Exchange Act with the SEC. Such reports, proxy statements, and other information can be inspected and copied at the SEC, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may also be obtained from the SEC's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Copies of such material and other information about the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005; and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California.

                               ----------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, filed by the Company with the SEC (File No. 1-6701) under the Exchange Act, are incorporated herein by reference:
    (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1992, as amended by Form 10-K/A-1 (which incorporates by reference certain portions of the 1992 Annual Report to Shareholders and the Proxy Statement for the Annual Meeting of Shareholders held on May 5, 1993);
    (b) the Company's Current Report on Form 8-K dated February 17, 1993;
    (c) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1993, as amended by Form 10-Q/A filed on June 22, 1993 and Form 10-Q/A-2 filed on June 24, 1993;
    (d) the Company's Quarterly Report on Form 10-Q for the quarter ended
  June 30, 1993;
    (e) the Company's Current Report on Form 8-K dated July 1, 1993;
    (f) the Company's Current Report on Form 8-K dated August 31, 1993; and
    (g) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993.

  All documents filed by the Company under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and to be a part of it from the respective dates such documents are filed. Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statements so modified shall not be deemed to be a part of this Prospectus, except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered (including any beneficial owner), on written or oral request, a copy of any or all of the documents incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests should be made to Capital Holding Corporation, P.O. Box 32830, Louisville, Kentucky 40232, Attention: Office of the Secretary, Telephone: (502) 560-2000.

                          CAPITAL HOLDING CORPORATION

  Capital Holding Corporation (the "Company") is a diversified insurance and financial services holding company. The Company provides its subsidiaries with general management support, including data processing, legal, and financial services. The Company markets products and services through its subsidiaries, one or more of which is licensed to do business in all 50 states, in Puerto Rico, and in the District of Columbia.

  The Company is incorporated under the laws of the State of Delaware. Its principal executive offices are located in the Capital Holding Center, 400 West Market Street, Louisville, Kentucky 40202, and its telephone number is (502) 560-2000.

BUSINESS SEGMENTS

  The operations of the Company and its subsidiaries have been classified into five business segments: Agency Group, Direct Response Group, Accumulation and Investment Group, Banking Group, and Corporate and Other.

 Agency Group

  Agency Group markets a full range of traditional and interest-sensitive life and health insurance products through home service representatives and in partnership with third-party insurance and marketing organizations. Agency Group's business is conducted through four subsidiaries: Commonwealth Life Insurance Company, based in Louisville, Kentucky; Peoples Security Life Insurance Company, based in Durham, North Carolina; Capital Security Life Insurance Company (previously Public Savings Life Insurance Company), based in Durham, North Carolina; and Durham Life Insurance Company, based in Durham, North Carolina. Substantially all of the home service representatives are employees of these subsidiaries and do not represent other insurers. Such representatives receive compensation from sales commissions, and from renewal and service commissions. The compensation arrangement is designed to reward representatives who not only sell new policies, but who also effectively maintain and service in-force business to meet Company sales and persistency objectives.

 Direct Response Group

  Direct Response Group markets life, health, and personal lines property and casualty insurance primarily through television and print media solicitation, direct mail, telephone and third-party programs. Life, health and property and casualty insurance products are issued or underwritten by subsidiaries of National Liberty Corporation and Worldwide Underwriters Insurance Company and their respective subsidiaries. Through its third-party marketing programs, National Liberty Corporation sells life and health insurance to customers of banks, department stores, oil companies and other businesses with large customer bases. Academy Life Insurance and its related companies, which were acquired in January 1993, market products to service personnel on military bases through 700 independent counsellors. Property and casualty products are also marketed through a portion of the home service agents of Agency Group.

 Accumulation and Investment Group

  Accumulation and Investment Group is responsible for the marketing and management of accumulation (investment-type) products issued or underwritten by certain of the Company's life insurance affiliates--Commonwealth Life Insurance Company, Peoples Security Life Insurance Company, and National Home Life Assurance Company--as well as for the management of the

Company's insurance-related investment portfolios. This business is principally concerned with asset/liability spread management. Accumulation and Investment Group serves two principal accumulation product markets: institutional and retail. Accumulation and Investment Group targets institutional customers, such as banks, mutual funds, pension funds and other financial organizations, primarily with index-guaranteed investment contracts (GICs) and funding agreements. Fixed and variable annuity contracts, individual retirement accounts and immediate life annuities (including structured settlements) are distributed to retail markets through financial planners, securities brokerage firms, savings and loan associations, banks and other financial institutions.

  The asset/liability management process of Accumulation and Investment Group monitors product and asset characteristics on both the individual product and Company aggregate levels. Each major product category is supported by a separate asset portfolio, which is managed in accordance with a pre-established baseline asset strategy. This strategy represents a pairing of a product's assets and liabilities, taking into account asset and liability risks, maturity and liquidity risks, as well as asset diversification and quality considerations. The baselines are developed and updated through financial modeling.

  In the course of its management of the insurance-related investment portfolios, Accumulation and Investment Group engages in commercial mortgage lending. The commercial mortgage lending practice is that substantially all originations are first mortgage loans with maximum loan-to-value ratios of 75%. The Company requires a minimum debt service coverage against existing cash flows of 1.2 times. At the time of the origination of a mortgage loan, a personal inspection of the collateral and research concerning the borrower and the market are undertaken. In addition, new mortgage loans require engineering and environmental studies. Currently, multi-family apartments, credit-anchored shopping centers and industrial facilities are preferred as projects for mortgage loans. Mortgage loans are not presently offered on projects secured by hotels, farms, raw land, unanchored shopping centers and special purpose type properties.

 Banking Group

  Banking Group, which consists of First Deposit Corporation and its subsidiaries, markets consumer loans and deposit products nationwide using direct mail and telemarketing channels and other direct response methods. Banking Group's loan products consist primarily of unsecured consumer credit card loans, a revolving cash loan product without a credit card, and a home equity-secured loan product. Banking Group also offers a secured credit card and insurance premium financing loans. Deposit products include retail and institutional certificates of deposit, money market deposit accounts, and individual retirement accounts (IRAs).

  Banking Group's loan products are issued primarily through two wholly-owned subsidiaries of First Deposit Corporation, First Deposit National Bank ("FDNB") and First Deposit National Credit Card Bank ("FDNCCB"). FDNB is a commercial banking institution headquartered in Tilton, New Hampshire. FDNCCB is a credit card bank headquartered in Tilton, New Hampshire, and is authorized to engage only in credit card operations pursuant to the Bank Holding Company Act of 1956, as amended.

  Banking Group's unsecured consumer loans are principally generated through direct mail solicitations sent to a prescreened list of prospective accountholders, followed by credit verification. Four principles guide development of specific underwriting criteria for each mailing: (i) sufficient credit history; (ii) no derogatory credit remarks; (iii) necessary income qualification; and (iv) no rapid increase in outstanding debt or credit availability.

  Banking Group, as part of the asset/liability management process of its business, monitors and projects changes in the level of assets due to customer activity on outstanding and newly issued lines of credit or other loan products. Projected changes in asset levels are monitored on a daily and weekly basis and are used to determine the level of funding required during a particular period. Banking Group has a policy of monitoring and managing the amount of funding that matures during a particular period (weekly or monthly), as well as managing the level of individual customer concentrations in the portfolio.

  Banking Group accesses funds from a variety of sources with varying rate structures and terms. This diversification of sources allows flexibility in managing and ensures continuity of funding. Banking Group structures deposit maturities (i) to fund current assets, and (ii) in the event of securitization of assets, to comply with growth restrictions imposed by the banking laws. A significant portion of Banking Group's deposits are short-term, which increases the importance of monitoring and maintaining liquidity.

  Banking Group analyzes the amount of current and future liquidity needs in order to support its deposit portfolio and asset growth. To provide liquidity for its existing deposit base as well as to satisfy short-term funding requirements, Banking Group maintains committed lines of credit.


 Corporate and Other

  Corporate and Other includes activities of a general corporate nature, the group and credit life and health and real estate results of Durham Corporation, the operations of real estate development subsidiaries, debt service, realized investment gains and losses net of related deferred acquisition cost amortization, insurance subsidiaries' net investment income on equity in excess of that which is needed to support their operations, a charge through net investment income for capital allocated to business segments, and intersegment eliminations.

  The following summary of operations by business segment sets forth amounts for the years ended December 31, 1992 and 1991.

                                    REVENUES

                                                              YEARS ENDED
                                                              DECEMBER 31
                                                         ----------------------
SEGMENT                                                     1992        1991
- -------                                                  ----------  ----------
                                                              (DOLLARS IN
                                                              THOUSANDS)
Agency Group:(1)
  Life (includes premium equivalents)................... $  637,521  $  542,962
  Health................................................     74,095      69,337
  Other product lines...................................     68,986      56,199
                                                         ----------  ----------
    Subtotal............................................    780,602     668,498
  Life premium equivalents..............................    (53,593)    (45,161)
                                                         ----------  ----------
    Total Agency Group..................................    727,009     623,337
Direct Response Group:
  Life..................................................    273,969     260,464
  Health................................................    197,790     209,655
  Property and casualty.................................    158,603     160,652
  Other product lines...................................     20,489      20,023
                                                         ----------  ----------
    Total Direct Response Group.........................    650,851     650,794
Banking Group...........................................    506,691     450,956
Accumulation and Investment Group.......................    852,550     913,532
Corporate and Other:(2)
  Other.................................................    109,714      50,817
  Realized investment gain (loss).......................      6,477     (18,780)
                                                         ----------  ----------
    Total Corporate and Other...........................    116,191      32,037
                                                         ----------  ----------
      Consolidated...................................... $2,853,292  $2,670,656
                                                         ==========  ==========

- --------
(1) Includes the operations of Durham Corporation, other than the group and credit life and health and real estate results of Durham Life Insurance Company, from the date of acquisition (November 14, 1991).
(2) Includes group and credit life and health and real estate results of Durham Life Insurance Company from the date of acquisition (November 14, 1991). The credit life and health operations of Durham Life Insurance Company were sold in July 1992.

                        INCOME BEFORE FEDERAL INCOME TAX

                                                      YEARS ENDED DECEMBER 31
                                                      ------------------------
SEGMENT                                                  1992         1991
- -------                                               -----------  -----------
                                                      (DOLLARS IN THOUSANDS)
Agency Group:(1)
  Life............................................... $   183,112  $   168,350
  Health.............................................       2,579        1,232
  Other product lines................................       4,521        3,370
                                                      -----------  -----------
    Total Agency Group...............................     190,212      172,952
Direct Response Group:
  Life...............................................      40,384       38,409
  Health.............................................      43,183       35,329
  Property and casualty..............................       6,608        1,244
  Other product lines................................      (5,673)      (4,262)
                                                      -----------  -----------
    Total Direct Response Group......................      84,502       70,720
Banking Group........................................      93,502       73,231
Accumulation and Investment Group....................     120,142      112,242
Corporate and Other:(2)
  Other..............................................     (32,493)     (56,334)
  Realized investment loss, net of related amortiza-
   tion..............................................      (3,838)     (26,875)
                                                      -----------  -----------
    Total Corporate and Other........................     (36,331)     (83,209)
                                                      -----------  -----------
      Consolidated...................................    $452,027     $345,936
                                                      ===========  ===========

- --------
(1) Includes the operations of Durham Corporation, other than the group and credit life and health and real estate results of Durham Life Insurance Company, from the date of acquisition (November 14, 1991).
(2) Includes group and credit life and health and real estate results of Durham Life Insurance Company from the date of acquisition (November 14, 1991). The credit life and health operations of Durham Life Insurance Company were sold in July 1992.

REGULATORY ENVIRONMENT

  The business of the Company's insurance subsidiaries is subject to regulation and supervision by the insurance regulatory authority of each state in which the subsidiaries are licensed to do business. Such regulators grant licenses to transact business; regulate trade practices; approve policy forms; license agents; establish reserve requirements; review form and content of required financial statements; and assure that capital, surplus and solvency requirements are met.

  The National Association of Insurance Commissioners (the "NAIC"), a self-regulatory organization of state insurance commissioners, adopted, in December of 1992, a "Risk Based Capital for Life and/or Health Insurers Model Act" (the "Model Act") which was designed to identify inadequately capitalized life and health insurers. The Model Act defines two key measures: (i) Adjusted Capital, which equals an insurer's statutory capital and surplus plus its Asset Valuation Reserve, plus half its liability for policyholder dividends, and (ii) Risk Based Capital. Risk Based Capital is determined by a complex formula which is intended to take into account the various risks assumed by an insurer. Should an insurer's Adjusted Capital fall below certain prescribed levels (defined in terms of its Risk Based Capital), the Model Act provides for four different levels of regulatory attention:

  "Plan Level": Triggered if an insurer's Adjusted Capital is less than 100% but greater than or equal to 75% of its Risk Based Capital; requires the insurer to submit a plan to the appropriate regulatory authority that discusses proposed corrective action.

  "Action Level": Triggered if an insurer's Adjusted Capital is less than 75% but greater than or equal to 50% of its Risk Based Capital; authorizes the regulatory authority to perform a special examination of the insurer and to issue an order specifying corrective actions.

  "Authorized Control Level": Triggered if an insurer's Adjusted Capital is less than 50% but greater than or equal to 35% of its Risk Based Capital; authorizes the regulatory authority to take whatever action it deems necessary.

  "Mandatory Control Level": Triggered if an insurer's Adjusted Capital falls below 35% of its Risk Based Capital; requires the regulatory authority to place the insurer under its control.

  Since the Adjusted Capital levels of the Company's insurance subsidiaries currently exceed all of the regulatory action levels as defined by the NAIC's Model Act, the Model Act currently has no impact on the Company's operations or financial condition.

  First Deposit Corporation's consumer banking subsidiaries are subject to state and federal regulation with respect to lending and investment practices, capital requirements, and financial reporting. The primary regulator for these consumer banking subsidiaries is the Office of the Comptroller of the Currency.

COMPETITION

 Insurance

  The insurance industry is highly competitive with over 2,000 life insurance companies competing with each other in the United States, some of which have substantially greater financial resources, broader product lines and larger staffs than the Company's insurance subsidiaries. Additionally, life insurance companies face increasing competition from banks, mutual funds and other financial entities for attracting investment funds.

  The Company's insurance subsidiaries differentiate themselves through progressive marketing techniques, product features, price, customer service, stability and reputation, as well as competitive credit ratings. The insurance segment maintains its competitive position by its focus on low risk/high return markets and efficient cost structure. Other competitive strengths include integrated asset/liability management, risk management and innovative product engineering.

 Banking

  The credit card and consumer revolving loan industry business in which Banking Group is engaged is highly competitive. The industry has recently experienced consolidation, lower growth and rising charge-offs.

  Competitors are increasing their use of advertising, target marketing, pricing competition and incentive programs. Recently, other credit card issuers have announced changes in the terms of certain credit cards, including lowering the fixed annual percentage rate charged on balances or converting the annual percentage rate charged on balances from a fixed per annum rate to a variable rate. In addition, other credit card issuers have announced "tiered" or "risk-adjusted" rates under which the annual percentage rate for the issuer's most creditworthy customers is lowered.

  In response, FDNB and FDNCCB have generally retained the right to alter (i) the periodic finance charge; (ii) the fees and other charges which will be applicable from time to time to their respective unsecured credit accounts;
(iii) the minimum monthly payment required under the unsecured credit accounts; and (iv) various other terms with respect to the unsecured credit accounts.

                                USE OF PROCEEDS

  The Company intends to use the net proceeds from the sale of the Debt Securities offered hereby for general corporate purposes.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The following summary consolidated financial data presents the consolidated results of operations of the Company and its subsidiaries. This summary information should be read in conjunction with and is qualified in its entirety by the detailed information and financial statements, including the notes thereto, contained in the documents incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference." The Summary Consolidated Financial Data for the nine-month periods ended September 30, 1993 and 1992, are unaudited and reflect all adjustments which are, in the opinion of management, necessary to a fair presentation for the interim periods. All such adjustments are of a normal recurring nature. The results of operations for the nine-month period ended September 30, 1993 are not necessarily indicative of the results to be expected for the full year ending December 31, 1993.

                             NINE MONTHS ENDED
                               SEPTEMBER 30,                        YEARS ENDED DECEMBER 31,
                          ------------------------ --------------------------------------------------------------
                             1993         1992        1992        1991         1990         1989         1988
                          -----------  ----------- ----------- -----------  -----------  -----------  -----------
                          (DOLLARS IN THOUSANDS EXCEPT PER COMMON AND COMMON EQUIVALENT SHARE AND RATIO DATA)
CAPITAL HOLDING
 CORPORATION
SUMMARY OF STATEMENTS OF
 INCOME:
 Premiums and Other
  Income, Net...........  $ 1,081,840  $ 1,038,211 $ 1,393,273 $ 1,209,572  $ 1,299,169  $ 1,083,018  $ 1,001,664
 Net Investment Income..    1,099,250    1,089,585   1,453,542   1,479,864    1,400,939    1,292,829    1,018,892
 Realized Investment
  Gain (Loss)...........      (24,576)       6,632       6,477     (18,780)    (122,799)     124,269       25,310
                          -----------  ----------- ----------- -----------  -----------  -----------  -----------
 Total Revenues.........    2,156,514    2,134,428   2,853,292   2,670,656    2,577,309    2,500,116    2,045,866
 Total Benefits and
  Expenses..............    1,803,478    1,810,034   2,401,265   2,324,720    2,352,597    2,115,589    1,786,687
 Federal Income Tax (1).      121,907       92,245     129,531      95,704       58,519      108,819       69,315
                          -----------  ----------- ----------- -----------  -----------  -----------  -----------
 Income before
  Cumulative Effect of
  Change in Accounting
  Principle.............      231,129      232,149     322,496     250,232      166,193      275,708      189,864
 Cumulative Effect of
  Change in Accounting
  Principle (2).........          --           --          --          --           --       (56,021)         --
                          -----------  ----------- ----------- -----------  -----------  -----------  -----------
 Net Income.............  $   231,129  $   232,149 $   322,496 $   250,232  $   166,193  $   219,687  $   189,864
                          ===========  =========== =========== ===========  ===========  ===========  ===========
SELECTED PER COMMON AND
 COMMON EQUIVALENT SHARE
 DATA: (3)
 Income before
  Cumulative Effect of
  Change in Accounting
  Principle.............  $      2.24  $      2.26 $      3.14 $      2.66  $      1.70  $      2.93  $      2.00
 Cumulative Effect of
  Change in Accounting
  Principle (2).........          --           --          --          --           --         (0.62)         --
                          -----------  ----------- ----------- -----------  -----------  -----------  -----------
 Net Income.............  $      2.24  $      2.26 $      3.14 $      2.66  $      1.70  $      2.31  $      2.00
                          -----------  ----------- ----------- -----------  -----------  -----------  -----------
SELECTED DATA FROM
 STATEMENTS OF FINANCIAL
 CONDITION:
 Cash and Investments...  $18,462,960  $16,395,135 $16,791,345 $15,661,663  $13,922,117  $12,628,998  $10,922,041
 Total Assets...........   23,227,943   19,988,238  20,588,264  18,873,028   16,668,545   14,970,015   12,963,268
 Total Policy
  Liabilities...........   15,241,595   13,674,344  13,928,769  12,877,486   11,965,244   10,486,216    8,931,730
 Long-Term Debt.........      589,268      589,320     589,320     611,245      386,247      330,299      262,574
 Shareholders' Equity...    2,430,581    2,073,070   2,185,927   1,930,924    1,552,515    1,516,269    1,257,549
RATIO OF EARNINGS TO
 FIXED CHARGES (4)......          6.7          5.8         6.0         4.7          4.3          7.5          5.9
RATIO OF EARNINGS TO
 FIXED CHARGES,
 INCLUDING INTEREST ON
 BANKING DEPOSITS (5)...          4.5          3.7         3.9         2.9          2.4          3.2          3.1
RATIO OF EARNINGS TO
 FIXED CHARGES,
 INCLUDING INTEREST ON
 BANKING DEPOSITS,
 ANNUITIES AND OTHER
 FINANCIAL PRODUCTS (6).          1.6          1.5         1.5         1.4          1.3          1.5          1.5

- -------
(1) During the third quarter of 1993, the Company revised its estimated annual effective tax rate from 29.5 percent to 30.5 percent to reflect a change in the federal statutory income tax rate from 34 percent to 35 percent. This change was a result of the Omnibus Budget Reconciliation Act of 1993, enacted on August 10, 1993 and retroactive to January 1, 1993. The effect of this change was to increase income tax expense for the nine-month period ended September 30, 1993 by $15.5 million.
(2) Effective January 1, 1989, the Company changed its method of accounting for postemployment life and health benefits from the "pay-as-you-go" method of health benefits and a modified accrual basis for life insurance and adopted the full accrual method of accounting for all postemployment benefits and for life insurance benefits for active employees. The $56,021,000 cumulative effect, net of $25,928,000 of federal income tax benefit, is included in net income of the first quarter of 1989.
(3) Per common and common equivalent share amounts have been retroactively adjusted for a two-for-one stock split effected in the form of a stock dividend, effective April 30, 1993.
(4) For the purpose of computing the ratio of earnings to fixed charges, earnings have been calculated by adding to pretax income from continuing operations the amount of fixed charges reduced for capitalized interest and increased for amortization of previously capitalized interest. Fixed charges consists of interest on debt and a portion of net rental expense, approximately one-third, deemed to represent interest.
  1990, 1989 and 1988 ratios of earnings to fixed charges have been restated from ratios presented in previous registration statements of the Company to reflect a reclassification of interest expense to conform to 1992 presentation. These reclassifications and restatements had no effect on previously reported net income.
(5) Computation of this ratio is the same as described in note (4) above except that fixed charges also includes interest on banking deposits.
(6) Computation of this ratio is the same as described in note (4) above except that fixed charges also includes interest on banking deposits, annuities and other financial products.

                         DESCRIPTION OF DEBT SECURITIES

  The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in that Prospectus Supplement. The term "Debt Securities," as used in this caption, refers to all Securities issued under the Indenture (as defined below) and includes any Offered Debt Securities.

  The Offered Debt Securities are to be issued under an Indenture dated as of January 1, 1994 (the "Indenture"), between the Company and Morgan Guaranty Trust Company of New York, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Debt Securities and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Indenture are referred to, such provisions or defined terms are incorporated herein by reference. Section or Article references are to the Indenture. Capitalized terms not otherwise defined herein shall have the meaning given them in the Indenture.

GENERAL

  The Debt Securities will be unsecured obligations of the Company and will rank equally and ratably with other unsecured and unsubordinated indebtedness of the Company. The Indenture does not limit the amount of debentures, notes, or other evidences of indebtedness that may be issued under it. Debt Securities may be issued from time to time in one or more series up to the aggregate amount authorized by the Company.

  Reference is made to the Prospectus Supplement relating to the particular series of Offered Debt Securities offered thereby for the following terms and additional provisions, where applicable, of the Offered Debt Securities: (1) the title of the Offered Debt Securities; (2) any limit on their aggregate principal amount; (3) the Person to whom any interest on any Offered Debt Security shall be payable if other than to the Person in whose name the Offered Debt Security is registered at the Regular Record Date; (4) the price(s) (expressed as a percentage of the aggregate principal amount thereof) at which they will be issued; (5) the date(s), or the methods by which to determine such date(s), on which the principal of the Offered Debt Securities will be payable;
(6) the rate(s) (which may be fixed or variable) at which they will bear interest, if any, and the date from which such interest will accrue and the dates on which such interest will be payable and the Regular Record Dates for such Interest Payment Dates; (7) the Place(s) of Payment for the principal, premium, if any, and interest on the Offered Debt Securities; (8) any mandatory or optional sinking fund or analogous provisions; (9) any index used to determine the amount of payments of principal of and premium, if any, and interest; (10) the date, if any, after which, the terms upon which and the price(s) at which the Company may redeem them at its option; (11) the currency or currencies (including composite currencies) of payment of principal of and premium, if any, and interest thereon if other than U.S. dollars; (12) whether the Indenture provisions relating to defeasance and/or covenant defeasance will apply to them; (13) whether they are to be issuable in the form of one or more Global Securities; (14) the denominations of the Offered Debt Securities, if other than in denominations of $1,000 and any integral multiple thereof; (15) the portion of the principal (if other than all principal Outstanding) due upon a declaration of acceleration of the Offered Debt Security; and (16) any other terms.

  Unless otherwise indicated in the Prospectus Supplement, principal (and premium, if any) and interest, if any, on the Offered Debt Securities will be payable, and transfers of the Offered Debt Securities will be registrable, at the Corporate Trust Office of the Trustee; provided that, at the Company's option, interest may be paid by (i) check mailed to the address of the Person entitled thereto as it appears in the Security Register or (ii) wire transfer to an account maintained by such Person located in the United States. (Sections 301, 305, 307, 308 and 1002) Unless otherwise indicated in an applicable Prospectus Supplement, payment of any interest due on any Offered Debt Security will be payable to the Person in whose name such Offered Debt Security is registered at the close of business on the Regular Record Date for such interest. (Sections 307 and 308)

  Unless the Prospectus Supplement otherwise indicates, the Offered Debt Securities will be issued in registered form without coupons in denominations of $1,000 and any integral multiple thereof. (Section 302) No service charge will be made for any registration of transfer or exchange of Offered Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith, other than for certain exchanges not involving any transfer. (Section 305) The Indenture provides that Debt Securities may be issuable in the form of one or more Global Securities. (Sections 205, 301 and 305) See "Global Securities."

  Debt Securities may be issued as Original Issue Discount Securities to be offered and sold at a substantial discount from their stated principal amount. Special United States federal income tax and other considerations applicable to Offered Debt Securities issued at an original issue discount, including Original Issue Discount Securities, and special United States federal income tax considerations applicable to any Offered Debt Securities that are denominated in other than U.S. dollars are described under "United States Taxation."

GLOBAL SECURITIES

  If any Offered Debt Securities are issuable in the form of one or more Global Securities, the applicable Prospectus Supplement will describe the circumstances, if any, under which beneficial owners of interests in any such Offered Debt Security issuable in the form of one or more Global Securities may exchange such interests for Offered Debt Securities of such series and of like tenor and principal amount in any authorized form and denomination. (Sections 101, 301 and 305) Principal of and any premium and interest on Offered Debt Securities issuable in the form of one or more Global Securities will be payable in the manner described in the applicable Prospectus Supplement.

RESTRICTIVE COVENANTS

 Limitations on Liens on Restricted Subsidiaries' Capital Stock

  The Company will not, and it will not permit any Restricted Subsidiary at any time directly or indirectly to, create, assume, incur, or permit to exist any indebtedness secured by a pledge, lien, or other encumbrance on the capital stock of any Restricted Subsidiary without making effective provision whereby the Debt Securities then outstanding (and, if the Company so elects, any other indebtedness ranking on a parity with the Debt Securities) shall be equally and ratably secured with such secured indebtedness so long as such other indebtedness shall be secured; provided, however, that this covenant shall not be applicable to liens (as defined in Section 1007) of (i) taxes or assessments or governmental charges or levies not then due and delinquent or the validity of which is being contested in good faith or which is less than $5,000,000,
(ii) liens created by or resulting from any litigation or legal proceeding being contested in good faith or involving claims of less than $5,000,000, or
(iii) deposits to secure (or in lieu of) surety, stay, appeals or custom bonds. (Section 1007)

 Limitations on Sales of Restricted Subsidiaries' Capital Stock

  The Company is restricted from disposing of in any way any shares of capital stock of a Restricted Subsidiary (other than for directors' qualifying shares or dispositions to a Subsidiary), and Restricted Subsidiaries are restricted from disposing of in any way any shares of capital stock of any other Restricted Subsidiary (other than for directors' qualifying shares or dispositions to the Company or to a Subsidiary), except the entire capital stock of such Restricted Subsidiary owned by the Company for a consideration which, in the opinion of the Board of Directors, is at least equal to the fair value thereof. (Section 1008) Unless otherwise specified in the Prospectus Supplement, the term "Restricted Subsidiary" means any Subsidiary of the Company with assets greater than or equal to 5% of all assets of the Company and its Subsidiaries (excluding the assets of First Deposit Corporation and its subsidiaries), computed and consolidated in accordance with generally accepted accounting principles. The term "Restricted Subsidiary" does not include First Deposit Corporation (a subsidiary of the Company) or any of its subsidiaries. (Section 101)

DEFEASANCE AND COVENANT DEFEASANCE

  The Indenture provides, if such provision is made applicable to the Debt Securities of any series pursuant to Section 301 of the Indenture, that the Company may elect either:

    (a) to defease and be discharged from any and all obligations with respect to Outstanding Debt Securities of such series (except for the obligations to register the transfer or exchange of such Debt Securities; to replace temporary or mutilated, destroyed, lost, or stolen Debt Securities; to maintain an office or agency in respect of the Debt Securities; and to hold moneys for payment in trust) ("defeasance"); or

    (b)(1) to be released from its obligations with respect to the Outstanding Debt Securities of such series under Sections 801(3) (limitation on creation of liens in connection with mergers or consolidations of the Company, etc.), 1006 (payment of taxes and other claims), 1007 (limitation on creation of liens on capital stock of Restricted Subsidiaries), and 1008 (limitation on sales of capital stock of Restricted Subsidiaries) of the Indenture; and (2) that the occurrence of an event specified in Section 501(4) (with respect to Sections 801(3), 1007, and 1008) or Section 501(5), as described in clauses (d) and (e) under "Events of Default," shall not be deemed to be an Event of Default under the Indenture with respect to such Debt Securities ("covenant defeasance"), upon the irrevocable deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or U.S. Government Obligations (as defined) that through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of (and premium, if any) and interest on such series of Debt Securities, and any mandatory sinking funds or analogous payments thereon, on the scheduled due dates therefor.

  Such a trust may be established only if, among other things, the Company has delivered to the Trustee an opinion of counsel (as specified in the Indenture) to the effect that the Holders of such series of Debt Securities will not recognize income, gain, or loss for federal income tax purposes as a result of the deposit, defeasance (and discharge of such series of Debt Securities) or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner, and at the same times as would have been the case if such deposit, defeasance (and discharge of such series of Debt Securities) or covenant defeasance had not occurred. Such opinion, in the case of defeasance under clause (a) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the Indenture. The Prospectus Supplement may further describe the provisions, if any, permitting such defeasance and/or covenant defeasance with respect to the Debt Securities of a particular series.

  In the event the Company exercises its option to omit compliance with certain covenants of the Indenture with respect to any series of Debt Securities and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

  The Prospectus Supplement will state if the defeasance and/or the covenant defeasance provisions will apply to the Offered Debt Securities. (Article Thirteen)

EVENTS OF DEFAULT

  The following are Events of Default with respect to Debt Securities of any series: (a) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (b) failure to pay any principal of or premium, if any, on any Debt Security of that series when due; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) default in the performance, or breach, of any other covenant or warranty of the Company in the Indenture (other than a covenant or warranty included solely for the benefit of any series of Debt Securities other than that series), continued for 60 days after written notice as provided in the Indenture; (e) default in and acceleration of any indebtedness for money borrowed by the Company or any Restricted Subsidiary in excess of an aggregate principal amount of $10,000,000 under the terms of the instrument under which such indebtedness is issued or secured, if such acceleration is not rescinded or annulled within 10 days after written notice as provided in the Indenture;
(f) certain events in bankruptcy, insolvency, or reorganization; and (g) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

  If an Event of Default with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained by the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502)

  The Trustee will be under no obligation, subject to the provisions of the Indenture relating to the duties of the Trustee in the case an Event of Default shall occur and be continuing, to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of the Debt Securities, unless such Holder shall have offered to the Trustee reasonable indemnity. (Sections 601 and 603) Subject to such indemnification provisions, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series affected will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512)

  No Holder of any Debt Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Debt Securities of that series and unless also the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the

Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, the Holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal of (and premium, if any) and interest on such Debt Security on or after the due dates expressed in such Debt Security and to institute suit for the enforcement of any such payment. (Section 508)

  The Company will be required to furnish to the Trustee within 120 days after the end of each fiscal year of the Company a statement as to any default in the performance and observance of any of the terms, provisions and conditions of the Indenture or any Board Resolution adopted with respect to the issuance of any series of Debt Securities under Section 301 of the Indenture. (Section
1004)

MODIFICATION AND WAIVER

  The Company and the Trustee may modify or amend the Indenture with the consent of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each affected Outstanding Debt Security affected thereby: (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security; (b) reduce the principal amount of, or the premium (if any) or interest payable upon the redemption of any Debt Security; (c) change the Place of Payment where, or the coin or currency in which, any Debt Security or the premium (if any) or interest thereon is payable; (d) reduce the amount of principal of an Original Issue Discount Debt Security payable upon acceleration of the Maturity thereof;
(e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security on or after the Stated Maturity or Redemption Date thereof; or (f) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section
902)

  The Company may omit in any particular instance to comply with certain restrictive provisions set forth in the Indenture (Sections 1004 to 1008, inclusive) with respect to the Debt Securities of any series if before the time for such compliance the Holders of at least a majority in principal amount of the Outstanding Debt Securities of such series shall by the Act of such Holders either expressly waive such compliance in such instance or generally waive compliance with such term, provision, covenant or condition. (Section 1009) The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of that series or in respect of a provision that under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected. (Section 513)

  The Indenture provides that, in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent or waiver thereunder: (a) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof to such date; and (b) the principal amount of a Debt Security denominated in other than U.S. dollars shall be the U.S. dollar equivalent, determined in the manner contemplated by Section 301 of the Indenture on the date of original issuance of such Debt Security, of the principal amount of such Debt Security (or, in the case of an Original Issue Discount Debt Security, the U.S. dollar equivalent on the date of original issuance of such Debt Security of that amount determined as provided in clause
(a) above of such Debt Security). (Section 101)

CONSOLIDATION, MERGER, AND SALE OF ASSETS

  The Indenture provides that the Company, without the consent of any Holders of Outstanding Debt Securities, may (i) consolidate or merge with or into any Person, or convey, transfer or lease its properties and assets substantially as an entirety to any Person, or permit any Person to consolidate with or merge into the Company, or (ii) permit any Person to convey, transfer or lease its properties and assets substantially as an entirety to the Company (collectively, the "Transactions"), provided that in any such case: (a) the successor Person, in connection with any Transaction, is organized under the laws of any United States jurisdiction and assumes the Company's obligations on the Debt Securities and under the Indenture; (b) after giving effect to a Transaction, no Event of Default (and no event which, after notice or lapse of time or both, would become an Event of Default) shall have happened and be continuing; (c) if, as a result of any Transaction, properties or assets of the Company would become subject to a mortgage, pledge, lien, security interest or other encumbrance which would not be permitted by the Indenture, the Company or such successor Person, as the case may be, shall take steps as shall be necessary effectively to secure the Debt Securities equally and ratably with (or prior to) all indebtedness secured thereby; and (d) certain other conditions, with respect to the Transactions described in clause (i) of this paragraph, are met. (Article Eight)

GOVERNING LAW

  The Indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 112)

REGARDING THE TRUSTEE

  Under the Indenture, Morgan Guaranty Trust Company of New York, as Trustee, any successor Trustee thereto under the Indenture, or any other Trustee under the Indenture, is required to satisfy certain continuing eligibility criteria, including the maintenance of certain ratings assigned to the long-term debt of any such Trustee (or the long-term debt of the holding company of which such Trustee is a subsidiary if no such ratings for such Trustee are available), in order to be and remain a trustee under the Indenture. (Section 609) No resignation or removal of the Trustee and appointment of a successor Trustee will be effective until the acceptance of appointment by a successor Trustee pursuant to the provisions of the Indenture. (Sections 610 and 611)

  On January 4, 1994, J. P. Morgan & Co. Incorporated, the parent company of Morgan Guaranty Trust Company of New York, announced that it had reached an agreement in principle to sell substantially all of the assets and liabilities of its U.S. domestic corporate trust business to First Bank, N.A. ("First Bank"), a unit of First Bank System, Inc. in Minneapolis, Minnesota. The sale is expected to close in the second quarter of 1994, subject to regulatory approvals. First Bank satisfies the eligibility criteria, described above, in order to become the successor Trustee to Morgan Guaranty Trust Company of New York. If and when the agreement in principle is successfully consummated, it is anticipated that First Bank will become the successor Trustee so long as it continues to satisfy such eligibility criteria.

  Morgan Guaranty Trust Company of New York, the Trustee under the Indenture, participates with other banks under a Revolving Credit Facility Agreement (the "Revolving Credit Facility") dated as of June 19, 1992 with the Company, under which the Company can borrow up to $300,000,000. On the date hereof, no borrowings were outstanding under the Revolving Credit Facility.

                             UNITED STATES TAXATION

  The following is a summary of the principal United States federal income tax consequences of the ownership of Debt Securities. It deals only with Debt Securities held as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code") by initial purchasers, other than special classes of holders such as dealers in securities or currencies, life insurance companies, persons holding Debt Securities as a hedge or hedged against currency risks or as part of a straddle, or persons whose functional currency is not the U.S. dollar. This summary does not discuss all of the tax consequences that may be relevant to purchasers of Debt Securities.

  The discussion of original issue discount is based in part on regulations, which are not yet effective (the "Proposed Regulations"), issued under the Code. While the Proposed Regulations are proposed to be effective for debt instruments issued on or after sixty days after final regulations are adopted, the Proposed Regulations are currently the best indication of the views of the Internal Revenue Service (the "Service") with respect to the federal income tax treatment of debt instruments having original issue discount.

  Prospective purchasers of Debt Securities should consult their own tax advisors concerning the effective date of the Proposed Regulations, the extent to which the Proposed Regulations may be relied upon before they become effective, and the general consequences, in their particular circumstances, of the ownership of Debt Securities under the Code and the laws of any other taxing jurisdiction.

PAYMENTS OF INTEREST

  Interest on a Debt Security, whether payable in U.S. dollars or a foreign currency, other than interest on a Discount Debt Security (as defined below under "Original Issue Discount") that is not, under the Code, "fixed periodic interest" or, under the Proposed Regulations, "qualified stated interest" (each as defined below under "Original Issue Discount--General"), will be taxable to a beneficial owner who or which is (i) a citizen or resident of the United States, (ii) a domestic corporation or (iii) a person otherwise subject to United States federal income taxation on a net income basis in respect of the Debt Security (a "United States Holder") as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for tax purposes.

  If an interest payment is denominated in or determined by reference to a foreign currency, the amount of income recognized by a cash basis United States Holder will be the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. Accrual basis United States Holders may determine the amount of income recognized with respect to such interest payments in accordance with either of two methods.

  Under the first method, the amount of income recognized will be based on the average exchange rate in effect during the interest accrual period (or, with respect to an accrual period that spans two taxable years, the partial period within the taxable year). Upon receipt of an interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Debt Security) determined by reference to a foreign currency, an accrual basis United States Holder will recognize ordinary income or loss measured by the difference between such average exchange rate and the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. Under the second method, an accrual basis United States Holder may elect to translate interest income into U.S. dollars at the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, at the exchange rate in effect on the last day of the partial period within the taxable year. Additionally, if receipt or payment of interest occurs within 5 business days of the last day of the accrual period or, in the case of a partial accrual period, the last day of the taxable year, an electing accrual basis United States Holder may instead translate such accrued interest into U.S. dollars at the exchange rate in effect on the day of actual receipt or payment. Any such election will apply to all foreign currency debt instruments held by the United States Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the United States Holder, and will be irrevocable without the consent of the Service.

ORIGINAL ISSUE DISCOUNT

  General. A Debt Security will be treated as issued at an original issue discount (a "Discount Debt Security") if the excess of the Debt Security's "stated redemption price at maturity" over its issue price equals or exceeds 1/4 of one percent of such Debt Security's stated redemption price at maturity multiplied by the number of complete years to its maturity from the issue date. Generally, the issue price of a Debt Security will be the first price at which a substantial amount of the Debt Securities are sold to the public. Under the Code, the "stated redemption price at maturity" of a Debt Security is the total of all payments provided by the Debt Security other than payments of interest based on a fixed rate unconditionally payable at fixed periodic intervals of one year or less during the entire term of the Debt Security ("fixed periodic interest"). Under the Proposed Regulations, the "stated redemption price at maturity" of a Debt Security is the total of all payments provided by the Debt Security that are not payments of "qualified stated interest". Under the Proposed Regulations, "qualified stated interest" is generally stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate and, for this purpose, interest is considered payable at a single fixed rate only if the rate appropriately takes into account the length of the interval between stated interest payments. The Proposed Regulations provide special rules for Variable Rate Debt Securities which are described below under "Original Issue Discount-- Variable Rate Debt Securities".

  If any excess of a Debt Security's stated redemption price at maturity over its issue price is not sufficient to cause the Debt Security to be a Discount Debt Security under the rules described above, then such excess constitutes "de minimis original issue discount". Under the Proposed Regulations, unless the election described below under "Election to Treat All Interest as Original Issue Discount" is made, a United States Holder of a Debt Security with de minimis original issue discount must include such de minimis original issue discount in income as stated principal payments on the Debt Security are made. The includible amount with respect to each such principal payment equals the product of the total amount of the Debt Security's de minimis original issue discount and a fraction, the numerator of which is the amount of the principal payment made and the denominator of which is the stated principal amount of the Debt Security.

  The Code provides rules that require United States Holders of Discount Debt Securities having a maturity of more than one year from their date of issue to include original issue discount in income before the receipt of cash attributable to such income. The amount of original issue discount includible in income by a United States Holder of a Discount Debt Security is the sum of the "daily portions" of original issue discount with respect to the Discount Debt Security for each day during the taxable year in which the United States Holder holds such Discount Debt Security ("accrued original issue discount"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the original issue discount allocable to that accrual period. Under the Code, until final or temporary regulations become effective, an accrual period is any six-month period (or shorter period from the issue date of such Debt Security) which ends on a day in the calendar year corresponding to the maturity date of the Debt Security or the date six months before such date. The Proposed Regulations would allow the accrual periods with respect to a Debt Security to be any set of periods (which may be of varying lengths) selected by the United States Holder as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Debt Security occurs at the end of an accrual period. The amount of original issue discount allocable to an accrual period equals the excess of (a) the product of the Discount Debt Security's adjusted issue price at the beginning of the accrual period and the Discount Debt Security's yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over
(b) the sum of any payments of fixed periodic interest made on the Debt Security during (or under the Proposed Regulations, of qualified stated interest on the Discount Debt Security allocable to) the accrual period. Under the Code, the "adjusted issue price" of a Discount Debt Security at the beginning or an accrual period is the sum of the issue price of the Discount Debt Security plus the adjustments prescribed by the Code for all periods before the first day of such accrual period (e.g., increased by the amount of original issue discount allocable to prior accrual periods and decreased by the amount of all payments in prior accrual periods which were not fixed periodic interest payments). The Proposed Regulations provide that the "adjusted issue price" of the Discount Debt Security at the beginning of any accrual period is (x) the sum of the issue price of such Discount Debt Security, the accrued original issue discount for each prior accrual period, and the amount of any qualified stated interest on the Debt Security that has accrued prior to the beginning of the accrual period but is not payable until a later date, less (y) any prior payments on the Discount Debt Security that were not qualified stated interest payments. The Proposed Regulations clarify that, for purposes of determining the amount of original issue discount allocable to an accrual period, if an interval between payments of qualified stated interest on a Debt Security contains more than one accrual period, then the amount of qualified stated interest payable at the end of such interval shall be allocated pro rata (on the basis of their relative lengths) between the accrual periods contained in the interval.

  The Code provides no specific guidance on the method to be used in determining the amount of original issue discount allocable to a short initial accrual period. The Proposed Regulations contain certain special rules that generally allow any reasonable method to be used in determining the amount of original issue discount allocable to a short initial accrual period (if all other accrual periods are of equal length) and require that the amount of original issue discount allocable to the final accrual period equal the excess of the amount payable at the maturity of the Debt Security (other than any payment of qualified stated interest) over the Debt Security's adjusted issue price as of the beginning of such accrual period.

  Under the Code and the Proposed Regulations, United States Holders generally will have to include in income increasingly greater amounts of original issue discount over the life of the Debt Security.

  Acquisition Premium. Under the Proposed Regulations, a United States Holder that purchases a Debt Security, including a purchase at its original issuance, for an amount in excess of its adjusted issued price (any such excess being "acquisition premium") and that does not make the election described below under "Election to Treat All Interest as Original Issue Discount" is permitted to reduce the daily portions of original issue discount by a fraction, the numerator of which is the excess of the United States Holder's adjusted basis in the Debt Security immediately after its purchase over the adjusted issue price of the Debt Security, and the denominator of which is the excess of the sum of all amounts payable on the Debt Security after the purchase date, other than payments of qualified stated interest, over the Debt Security's adjusted issue price.

  Market Discount. Under the Code, a Debt Security, other than a Debt Security that matures one year or less from the date of its issuance, will be treated as issued at a market discount (a "Market Discount Debt Security") if (i) the amount for which a United States Holder purchased the Debt Security is less than the Debt Security's issue price (as determined above under "Original Issue Discount--General") and (ii) the Debt Security's stated redemption price at maturity or, in the case of a Discount Debt Security, the Debt Security's "revised issue price", exceeds the basis of such Debt Security immediately after the United States Holder purchased the Debt Security by at least 1/4 of one percent of such Debt Security's stated redemption price at maturity or revised issue price, as the case may be, multiplied by the number of complete years to the Debt Security's maturity. If the excess, if any, referred to in the preceding sentence is not sufficient to cause the Debt Security to be a Market Discount Debt Security, then such excess constitutes "de minimis market discount". For these purposes, the revised issue price of a Debt Security equals its issue price, increased by the amount of any original issue discount that has accrued on the Debt Security.

  Any gain recognized on the maturity or disposition of a Market Discount Debt Security will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on such Debt Security. Alternatively, a United States Holder of a Market Discount Debt Security may elect to include market discount in income currently over the life of the Debt Security. Such an election shall apply to all debt instruments with market discount acquired by the electing United States Holder on or after the first day of the first taxable year to which the election applies. This election shall apply, in addition to the taxable year for which it is made, to all subsequent taxable years. This election may not be revoked without the consent of the Service.

  Market discount on a Market Discount Debt Security will accrue on a straight-line basis unless the United States Holder elects to accrue such market discount on a constant yield to maturity basis. Such an election shall apply only to the Debt Security with respect to which it is made and may not be revoked without the consent of the Service. A United States Holder of a Market Discount Debt Security who does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to such Debt Security in an amount not exceeding the accrued market discount on such Debt Security until the maturity or disposition of such Debt Security.

  Pre-Issuance Accrued Interest. The Proposed Regulations provide that if (i) a portion of the initial purchase price of a Debt Security is attributable to pre-issuance accrued interest, (ii) the first stated interest payment on the Debt Security is to be made within one year of the Debt Security's issue date and (iii) such payment will equal or exceed the amount of pre-issuance accrued interest, then the United States Holder may elect to decrease the issue price of the Debt Security by the amount of pre-issuance accrued interest, in which case a portion of the first stated interest payment will be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on the Debt Security.

  Optional Redemption. Under the Proposed Regulations, if the Company has an option to redeem a Debt Security, or the Holder has an option to cause a Debt Security to be repurchased, prior to the Debt Security's stated maturity, such option will be presumed to be exercised if, by utilizing any date on which such Debt Security may be redeemed or repurchased as the maturity date and the amount payable on such date in accordance with the terms of such Debt Security (the "redemption price") as the principal amount payable at maturity, the yield on the Debt Security would be (i) in the case of an option of the Company, lower than its yield to stated maturity, or (ii) in the case of an option of the Holder, higher than its yield to stated maturity. If such option is not in fact exercised when presumed to be exercised, the Debt Security would be treated solely for original issue discount purposes as if it were redeemed or repurchased, and a new Debt Security were issued, on the presumed exercise date for an amount equal to the Debt Security's adjusted issue price on that date.

  Election to Treat All Interest as Original Issue Discount. Under the Proposed Regulations, an accrual basis United States Holder may elect to include in gross income all interest that accrues on a Debt Security using the constant yield method described above under the heading "Original Issue Discount-- General," with the modifications described below. For purposes of this election, interest includes stated interest, acquisition discount, original issue discount, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium (described below under "Debt Securities Purchased at a Premium") or acquisition premium.

  In applying the constant yield method to a Debt Security with respect to which this election has been made, the issue price of the Debt Security will equal the electing United States Holder's adjusted basis in the Debt Security immediately after its acquisition, the issue date of the Debt Security will be the date of its acquisition by the electing United States Holder, and no payments on the Debt Security will be treated as payments of qualified stated interest. This election will generally apply only to the Debt Security with respect to which it is made and may not be revoked without the consent of the Service. If this election is made with respect to a Debt Security with amortizable bond premium, then the electing United States Holder will be deemed to have elected to apply amortizable bond premium against interest with respect to all debt instruments with amortizable bond premium (other than debt instruments the interest on which is excludible from gross income) held by such electing United States Holder as of the beginning of the taxable year in which the Debt Security with respect to which the election is made is acquired or thereafter acquired. The deemed election with respect to amortizable bond premium may not be revoked without the consent of the Service.

  If the election to apply the constant yield method to all interest on a Debt Security is made with respect to a Market Discount Debt Security, then the electing United States Holder will be treated as having made the election discussed above under "Original Issue Discount--Market Discount" to include market discount in income currently over the life of all debt instruments held or thereafter acquired by such United States Holder.

  Variable Rate Debt Securities. Under the Proposed Regulations, a Variable Rate Debt Security is a Debt Security which provides for total noncontingent principal payments which equal or exceed its issue price and stated interest, compounded or paid at least annually, at (i) a single qualified floating rate,
(ii) a single qualified floating rate followed by another qualified floating rate, (iii) a single fixed rate followed by a single qualified floating rate, or (iv) a single objective rate, where any such qualified floating or objective rate in effect during an accrual period will be set at a current value of such rate. A floating rate is a "qualified floating rate" if variations in such rate can reasonably be expected to measure contemporaneous fluctuations in the cost of newly borrowed funds. An objective rate is a rate (other than a qualified floating rate) the formula for which is fixed throughout the term of the Debt Security and which is based on the price of actively traded property (other than nonfunctional currency), an index of the price of such property, or one or more qualified floating rates.

  Under the Proposed Regulations, if stated interest on a Variable Rate Debt Security is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually, such stated interest will be "qualified stated interest" that is not included in the "stated redemption price at maturity" for the purpose of determining original issue discount. Where a Variable Rate Debt Security provides for a fixed rate followed by a qualified floating rate or a qualified floating rate followed by another qualified floating rate and the fair market value of the Debt Security would not be approximately equal to its current fair market value if the latter rate were substituted for the initial rate and were in effect throughout the term of the Debt Security, then some portion of the interest on the Debt Security will be treated as either accelerated or deferred interest, and such accelerated or deferred interest will not be treated as qualified stated interest. If the substitution described in the preceding sentence would decrease the fair market value of the Debt Security, then the stated interest accruing in the interval in which the initial rate is in effect that is attributable to the number of percentage points that must be subtracted from the initial rate in order to cause the substitution to have approximately no effect on the fair market value of the Debt Security will be accelerated interest. If the substitution would increase the fair market value of the Debt Security, then the stated interest accruing in the interval in which the latter rate is in effect that is attributable to the number of percentage points that must be subtracted from the latter rate in order to cause the substitution to have approximately no effect on the fair market value of the Debt Security will be deferred interest.

  Under the Proposed Regulations, the original issue discount for an accrual period on a Variable Rate Debt Security that arises from stated interest that is not unconditionally payable at least annually (other than accelerated or deferred interest) is the amount of stated interest that actually accrues under the terms of the Debt Security during the accrual period. The original issue discount on a Variable Rate Debt Security that arises from (i) an excess of the Debt Security's stated principal amount over its issue price ("true discount"), and (ii) accelerated interest, or (iii) deferred interest must be allocated to an accrual period in accordance with a reasonable application of the constant yield method described above under "Original Issue Discount--General."

  The Code delegates to the Treasury Department the authority to prescribe special rules relating to the tax treatment, under the original issue discount provisions of the Code, of Debt Securities that satisfy the definition of Variable Rate Debt Securities. Because the Proposed Regulations are not yet effective, United States Holders should discuss with their tax advisors the treatment of such Debt Securities under the Code and, if applicable, the proposed regulations that describe the application of the original issue discount provisions of the Code to debt instruments with contingent payments.

  Short-Term Debt Securities. Under the Code, special rules apply with respect to original issue discount on Debt Securities that mature one year or less from the date of its issuance ("short-term Debt Securities"). In general, an individual or other cash basis United States Holder of a short-term Debt Security is not required to accrue original issue discount for United States federal income tax purposes unless it elects to do so. Accrual basis United States Holders and certain other United States Holders, including banks, regulated investment companies, dealers in securities and cash basis United States Holders who so elect, are required to accrue original issue discount on short-term Debt Securities on either a straight-line basis or under the constant yield method (based on daily compounding), at the election of the United States Holder. In the case of a United States Holder not required and not electing to include original issue discount in income currently, any gain realized on the sale or retirement of the short-term Debt Security will be ordinary income to the extent of the original issue discount accrued on a straight-line basis (unless an election is made to accrue the original issue discount under the constant yield method) through the date of sale or retirement. United States Holders who are not required and do not elect to accrue original issue discount on short-term Debt Securities will be required to defer deductions for interest on borrowings allocable to short-term Debt Securities in an amount not exceeding the deferred interest income until such deferred interest income is realized.

  For purposes of determining the amount of original issue discount subject to these rules, the Proposed Regulations provide that all interest payments on a short-term Debt Security, including qualified stated interest, are included in the short-term Debt Security's stated redemption price at maturity.

  Foreign Currency Discount Debt Securities. Original issue discount for any accrual period on a Discount Debt Security that is denominated in a foreign currency will be determined in the foreign currency and then translated into U.S. dollars in the same manner as stated interest accrued by an accrual basis United States Holder, as described under "Payments of Interest." Upon receipt of an amount attributable to original issue discount (whether in connection with a payment of interest or the sale or retirement of a Debt Security), a United States Holder may recognize ordinary income or loss.

DEBT SECURITIES PURCHASED AT A PREMIUM

  Under the Code, a United States Holder that purchases a Debt Security for an amount in excess of its principal amount may elect to treat such excess as "amortizable bond premium", in which case the amount required to be included in the United States Holder's income each year with respect to interest on the Debt Security will be reduced by the amount of amortizable bond premium allocable (based on the Debt Security's yield to maturity) to such year. In the case of a Debt Security that is denominated in a foreign currency, bond premium will be computed in units of foreign currency, and amortizable bond premium will reduce interest income in units of the foreign currency. At the time amortized bond premium offsets interest income, a United States Holder may realize exchange gain or loss (taxable as ordinary income or loss, but generally not as interest income or expense), measured by the difference between exchange rates at that time and at the time of the acquisition of the Debt Securities. Any election to amortize bond premium shall apply to all bonds (other than bonds the interest on which is excludible from gross income) held by the United States Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the United States Holder, and is irrevocable without the consent of the Service. See also "Original Issue Discount--Election to Treat All Interest as Original Issue Discount".

PURCHASE, SALE AND RETIREMENT OF THE DEBT SECURITIES

  A United States Holder's tax basis in a Debt Security will generally be its U.S. dollar cost (which, in the case of a Debt Security purchased with a foreign currency, will be the U.S. dollar value of the purchase price on the date of purchase), increased by the amount of any original issue discount or market discount included in the United States Holder's gross income with respect to the Debt Security and, under the Proposed Regulations, the amount, if any, of income attributable to de minimis original issue discount included in the United States Holder's gross income with respect to the Debt Security, and reduced by the sum of (i) under the Code, the amount of any payments other than payments of fixed periodic interest or, under the Proposed Regulations, the amount of any payments that are not qualified stated interest payments, and
(ii) the amount of any amortizable bond premium applied to reduce interest on the Debt Security. A United States Holder generally will recognize gain or loss on the sale or retirement of a Debt Security equal to the difference between the amount realized on the sale or retirement and the tax basis of the Debt Security. The amount realized on a sale or retirement for an amount in foreign currency will be the U.S. dollar value of such amount on the date of sale or retirement. Except to the extent described above under "Original Issue Discount--Short Term Debt Securities" or "Original Issue Discount--Market Discount" or in the next succeeding paragraph, and except to the extent attributable to accrued but unpaid interest, gain or loss recognized on the sale or retirement of a Debt Security will be capital gain or loss and will be long-term capital gain or loss if the Debt Security was held for more than one year.

  Gain or loss recognized by a United States Holder on the sale or retirement of a Debt Security that is attributable to changes in exchange rates will be treated as ordinary income or loss. However, exchange gain or loss is taken into account only to the extent of total gain or loss realized on the transaction.

EXCHANGE OF AMOUNTS IN OTHER THAN U.S. DOLLARS

  Foreign currency received as interest on a Debt Security or on the sale or retirement of a Debt Security will have a tax basis equal to its U.S. dollar value at the time such interest is received or at the time of such sale or retirement. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of the foreign currency on the date of purchase. Any gain or loss recognized on a sale or other disposition of a foreign currency (including its use to purchase Debt Securities or upon exchange for U.S. dollars) will be ordinary income or loss.

INDEXED DEBT SECURITIES

  The applicable Prospectus Supplement will contain a discussion of any special United States federal income tax rules with respect to Debt Securities payments on which are determined by reference to any index.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  In general, information reporting requirements will apply to payments of principal, any premium and interest made on a Debt Security and the proceeds of the sale of a Debt Security before maturity within the United States to, and to the accrual of original issue discount on a Discount Debt Security with respect to, non-corporate United States Holders, and "backup withholding" at a rate of 31% will apply to such payments and to payments of original issue discount if the United States Holder fails to provide an accurate taxpayer identification number, fails to report all interest and dividends required to be shown on its federal income tax returns or, under certain circumstances, fails to certify under penalties of perjury that it is not subject to backup withholding for failure to report interest and dividend payments.

                             FOREIGN CURRENCY RISKS

GENERAL

  Exchange Rates and Exchange Controls. An investment in Debt Securities denominated in other than U.S. dollars entails significant risks that are not associated with a similar investment in a security denominated in U.S. dollars. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the U.S. dollar and the various foreign currencies or composite currencies, and the possibility of the imposition or modification of foreign exchange controls by either the U.S. or foreign governments. Such risks generally depend on economic and political events over which the Company has no control. In recent years, rates of exchange between the U.S. dollar and certain foreign currencies have been highly volatile, and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in the rate that may occur during the term of any Debt Security. Depreciation of the Specified Currency other than U.S. dollars against the U.S. dollar would result in a decrease in the effective yield of such Debt Security below its coupon rate, and in certain circumstances could result in a loss to the investor on a U.S. dollar basis.

  Governments have imposed from time to time and may in the future impose exchange controls that could effect exchange rates as well as the availability of a specified foreign currency at a Debt Security's maturity. Even if there are no actual exchange controls, it is possible that the Specified Currency for any particular Debt Security would not be available at such Debt Security's maturity. In that event, the Company will repay in U.S. dollars on the basis of the most recently available Exchange Rate.

  Currently, there are limited facilities in the United States for conversion of U.S. dollars into foreign currencies, and vice versa. Accordingly, payments on Debt Securities made in a Specified Currency other than U.S. dollars will be made from an account with a bank located in the country issuing the Specified Currency (or, for Debt Securities denominated in ECUs, Brussels).

  THIS PROSPECTUS DOES NOT DESCRIBE ALL THE RISKS OF AN INVESTMENT IN DEBT SECURITIES DENOMINATED IN OTHER THAN U.S. DOLLARS. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN FINANCIAL AND LEGAL ADVISORS AS TO THE RISKS ENTAILED BY AN INVESTMENT IN DEBT SECURITIES DENOMINATED IN OTHER THAN U.S. DOLLARS. DEBT SECURITIES DENOMINATED IN OTHER THAN U.S. DOLLARS ARE NOT AN APPROPRIATE INVESTMENT FOR INVESTORS WHO ARE UNSOPHISTICATED ABOUT FOREIGN CURRENCY TRANSACTIONS.

  UNLESS OTHERWISE SPECIFIED IN THE PROSPECTUS SUPPLEMENT, DEBT SECURITIES DENOMINATED IN OTHER THAN U.S. DOLLARS OR ECUS WILL NOT BE SOLD IN, OR TO RESIDENTS OF, THE COUNTRY ISSUING THE SPECIFIED CURRENCY IN WHICH PARTICULAR DEBT SECURITIES ARE DENOMINATED. THE INFORMATION SET FORTH IN THIS PROSPECTUS IS DIRECTED TO PROSPECTIVE PURCHASERS WHO ARE UNITED STATES RESIDENTS, AND THE COMPANY DISCLAIMS ANY RESPONSIBILITY TO ADVISE PROSPECTIVE PURCHASERS WHO ARE RESIDENTS OF COUNTRIES OTHER THAN THE UNITED STATES AS TO ANY MATTERS THAT MAY AFFECT THE PURCHASE, HOLDING, OR RECEIPT OF PAYMENTS OF PRINCIPAL OF AND INTEREST ON THE DEBT SECURITIES. SUCH PERSONS SHOULD CONSULT THEIR OWN FINANCIAL AND LEGAL ADVISORS WITH REGARD TO SUCH MATTERS.

  Governing Law and Judgments. The Debt Securities will be governed by and construed in accordance with the laws of the State of New York. Courts in the United States generally would grant judgment relating to an action based on the Foreign Currency Debt Securities only in U.S. dollars, and the date used to determine the rate of conversion of foreign currencies into U.S. dollars will depend on various factors, including which court rendered judgment. Section 27 of the Judiciary Law of the State of New York provides that a New York State court would be required to enter judgment in the Specified Currency; such judgment would then be converted into U.S. dollars at the rate of exchange prevailing on the date judgment was rendered. Other United States courts, however, in granting such judgment, might determine the rate of conversion into U.S. dollars with reference to the date of default, the date judgment is rendered, or some other date.

EXCHANGE RATE AND CONTROLS FOR SPECIFIED CURRENCIES

  For any Debt Security denominated in other than U.S. dollars, a Currency Supplement with respect to the applicable Specified Currency (which supplement shall include information about any applicable current foreign exchange controls) shall be attached to the related Prospectus Supplement. The information concerning exchange rates is furnished as a matter of information only and should not be regarded as indicative of the rate of or trends in future fluctuations in currency exchange rates.

                              PLAN OF DISTRIBUTION

  The Company may sell Debt Securities to or through underwriters and also may sell Debt Securities directly to other purchasers or through agents. Such underwriters or agents may include Goldman, Sachs & Co. or a group of underwriters represented by firms including Goldman, Sachs & Co., and will be named in the Prospectus Supplement. Goldman, Sachs & Co. may also act as agents.

  The distribution of the Debt Securities may be affected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  In connection with the sale of Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they act as agents. Underwriters, dealers, and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions they receive from the Company, and any profit on the resale of Debt Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

  Each series of Offered Debt Securities will be a new issue with no established trading market. The Company may elect to list any series of Offered Debt Securities on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Offered Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Debt Securities.

  Under agreements the Company may enter into, underwriters, dealers, and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

  John L. Weinberg is a director of the Company and also serves as a member of the Asset/Liability Committee and the Human Resources Committee of the Company's Board of Directors. He was Senior Partner of the Goldman Sachs Group, L.P. and its principal affiliate, Goldman, Sachs & Co., until November 30, 1990, when he retired as a general partner and became Senior Chairman of the Goldman Sachs Group, L.P. In July 1991 he became Senior Chairman of Goldman, Sachs & Co. In addition, certain of the underwriters or agents and their associates may be customers of, engage in transactions with, and perform services for the Company in the ordinary course of business.

                          VALIDITY OF DEBT SECURITIES

  Unless otherwise specified in the Prospectus Supplement with respect to the Offered Debt Securities, the validity of the Debt Securities will be passed upon for the Company by Stites & Harbison, Louisville, Kentucky, and if sold to or through underwriters or agents, by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

  The consolidated financial statements of the Company incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1992, and the related schedules included therein, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and related schedules are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      Registration Fee............................................... $ 91,485
      Trustee's Fees and Expenses....................................   16,000*
      Printing and Engraving Expenses................................   70,000*
      Rating Agency Fees.............................................  150,000*
      Accountants' Fees and Expenses.................................   80,000*
      Legal Fees and Expenses........................................  250,000*
      Blue Sky Fees and Expenses.....................................   20,000*
      Miscellaneous..................................................    5,515*
                                                                      --------
          Total...................................................... $683,000*
                                                                      ========

- --------
*Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company is a Delaware corporation. Section 145 of the Delaware General Corporation Law empowers a corporation, with limitations, to indemnify its directors, officers, employees, and agents against expenses (including attorneys' fees), judgments, fines, and certain settlements actually and reasonably incurred by them in connection with any suit or proceeding to which they are a party so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation (and, with respect to a criminal action or proceeding, so long as they had no reasonable cause to believe their conduct to have been unlawful).

  The Company has purchased insurance coverage for its directors and officers with respect to certain liabilities incurred in their capacities as such, and insuring the Company against any payments which it is obligated to make to such persons under the above indemnification provisions.

  The Delaware General Corporation Law was amended in June 1986 to allow Delaware corporations to amend their certificates of incorporation (a) to eliminate or limit their directors' personal liability to the Company and its shareholders for monetary damages for violations of their fiduciary duty of care in certain cases (including gross negligence) and (b) to enhance the scope of authorized indemnification (including the advancing of litigation expenses) for its directors, officers, employees, and agents. Under the amended statute, a corporation can entitle an individual to an advance of expenses associated with a legal proceeding before its conclusion, if that individual agrees to repay the expenses advanced if it is ultimately determined that indemnification was not warranted.

  In May, 1987, the Company's Certificate of Incorporation was amended to: (a) limit Company directors' liability in certain circumstances, (b) enhance indemnification rights for its directors, officers, employees, and agents to the fullest extent permitted by Delaware law as amended in June 1986 in the manner described above, and (c) entitle an individual to an advance of expenses as described above. Section 6.1 of the Company's By-Laws provides that the Company's officers, directors, employees, and agents shall have such rights to indemnification as are provided for in the Company's Certificate of Incorporation.

ITEM 16. EXHIBITS.

   1.1**   --Form of Underwriting Agreement.
   4.1**   --Form of Indenture between the Company and Morgan Guaranty Trust
            Company of New York, as Trustee.
   5.1**   --Opinion of Stites & Harbison as to validity of Debt Securities, and including consent.
  12.1**   --Computation of Ratio of Earnings to Fixed Charges.
  23.1*    --Consent of Ernst & Young.
  23.2**   --Consent of Stites & Harbison (included in Exhibit 5.1)
  24.1**   --Certified copy of resolution of the Board of Directors of the Com-
            pany authorizing the corporation and its officers to name attor-
            neys-in-fact to sign on their behalf this registration statement and any and all amendments (including post-effective amendments)
            thereto.
  24.2**   --Power of attorney authorizing Lee Adrean, Elaine J. Robinson, Paul
            J. Houk, and Sherry F. Hardy to sign the registration statement and any and all amendments (including post-effective amendments) to the registration statement from Robert L. Walker as principal financial officer of the Company (powers of attorney authorizing Lee Adrean,
            Elaine J. Robinson, Paul J. Houk, and Sherry F. Hardy to sign this registration statement and any and all amendments [including post-
            effective amendments] to this registration statement on behalf of the Company and its directors and officers--previously filed).
  25.1**   --Form T-1, Statement of Eligibility and Qualification under the
            Trust Indenture Act of 1939, as amended, of Morgan Guaranty Trust
            Company of New York.

- --------
   * Filed herewith.
  ** Previously filed.

ITEM 17. UNDERTAKINGS.

  (a) The undersigned registrant hereby undertakes:

    (1) to file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

      (i) to include any prospectus required by Section 10(a) (3) of the Securities Act of 1933, as amended (the "Act");

      (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that the undertakings set forth in paragraphs (i) and
  (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this registration statement;

    (2) that for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

    (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of its annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

  (c) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (d) Insofar as indemnification for liabilities under the Act may be permitted to directors, officers, and controlling persons of the registrant under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of such registrant in the successful defense of any action, suit, or proceeding) is asserted against the registrant by such director, officer, or controlling person in connection with the securities being registered, such registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS PRE-EFFECTIVE AMENDMENT NO. 3 TO FORM S-3 REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF LOUISVILLE AND COMMONWEALTH OF KENTUCKY, ON THIS 12TH DAY OF JANUARY, 1994.

                                          CAPITAL HOLDING CORPORATION

                                          By: IRVING W. BAILEY II*
                                             Chairman of the Board, President,
                                             and Chief Executive Officer

                                             /s/ Sherry F. Hardy
                                         *By: _________________________________
                                             SHERRY F. HARDY
                                             Attorney-in-fact for
                                             Irving W. Bailey II

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS PRE-EFFECTIVE AMENDMENT NO. 3 TO FORM S-3 REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THIS 12TH DAY OF JANUARY, 1994.

             SIGNATURES                         TITLES
             ----------                         ------
        Irving W. Bailey II*
- ------------------------------------
        Irving W. Bailey II          Chairman of the Board,
                                      President, and Chief
                                      Executive Officer
                                      (Principal Executive
                                      Officer)
         Robert L. Walker*
- ------------------------------------
          Robert L. Walker           Senior Vice President--
                                      Finance and Chief Financial
                                      Officer (Principal
                                      Financial and Accounting
                                      Officer)
         John L. Clendenin*
- ------------------------------------
         John L. Clendenin                     Director

        John M. Cranor, III*
- ------------------------------------
        John M. Cranor, III                    Director

        Joseph F. Decosimo*
- ------------------------------------
         Joseph F. Decosimo                    Director

          Lyle Everingham*
- ------------------------------------
          Lyle Everingham                      Director

             SIGNATURES                         TITLES
             ----------                         ------
- ------------------------------------
        Raymond V. Gilmartin                   Director

         J. David Grissom*
- ------------------------------------
          J. David Grissom                     Director

          Watts Hill, Jr.*
- ------------------------------------
          Watts Hill, Jr.                      Director

- ------------------------------------
         F. Warren McFarlan                    Director

          Martha R. Seger*
- ------------------------------------
          Martha R. Seger                      Director

        Florence R. Skelly*
- ------------------------------------
         Florence R. Skelly                    Director

         John L. Weinberg*
- ------------------------------------
          John L. Weinberg                     Director


      /s/ Sherry F. Hardy
*By: _____________________________
  Sherry F. Hardy
  Attorney-in-fact

                               INDEX TO EXHIBITS

  EXHIBIT
  NUMBER                          DESCRIPTION OF EXHIBITS
  -------                         -----------------------
   1.1**   --Form of Underwriting Agreement.
   4.1**   --Form of Indenture between the Company and Morgan Guaranty Trust
            Company of New York, as Trustee.
   5.1**   --Opinion of Stites & Harbison as to validity of Debt Securities, and including consent.
  12.1**   --Computation of Ratio of Earnings to Fixed Charges.
  23.1*    --Consent of Ernst & Young.
  23.2**   --Consent of Stites & Harbison (included in Exhibit 5.1)
  24.1**   --Certified copy of resolution of the Board of Directors of the Com-
            pany authorizing the corporation and its officers to name attor-
            neys-in-fact to sign on their behalf this registration statement and any and all amendments (including post-effective amendments)
            thereto.
  24.2**   --Power of attorney authorizing Lee Adrean, Elaine J. Robinson, Paul
            J. Houk, and Sherry F. Hardy to sign the registration statement and any and all amendments (including post- effective amendments) to the registration statement from Robert L. Walker as principal fi-
            nancial officer of the Company (powers of attorney authorizing Lee
            Adrean, Elaine J. Robinson, Paul J. Houk, and Sherry F. Hardy to
            sign this registration statement and any and all amendments (in-
            cluding post-effective amendments) to this registration statement on behalf of the Company and its directors and officers--previously filed).
  25.1**   --Form T-1, Statement of Eligibility and Qualification under the
            Trust Indenture Act of 1939, as amended, of Morgan Guaranty Trust
            Company of New York.

- --------
   * Filed herewith.
  ** Previously filed.